

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 24, 2008

Via U.S. mail and facsimile

Mr. Donald E. Vandenberg
Chief Executive Officer and Director
Sonterra Resources, Inc.
523 North Sam Houston Pkwy. East, Suite 1175
Houston, Texas 77060

> **Re: Sonterra Resources, Inc.**
> **Information Statement on Schedule 14C**
> **Filed August 28, 2008**
> **File No. 000-29463**

Dear Mr. Vandenberg:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Matters Set Fourth [*sic*] in the Written Consent, page 4

1.   Please revise your table so that the column headings provide accurate information. We note that currently the column heading labeled "Common Shares" indicates that you have one share issued and outstanding.

Vote Required, page 5

2.   We note that you indicate that 13,437,153 votes would be necessary to execute the Written Consent. Please explain to us how you calculated this number, or provide corrected disclosure.

Authorize 50,000,000 Shares of Blank Check Preferred Stock, page 5

3.   The disclosure in the first phrase under the heading "Purpose of Authorizing Class of Preferred Shares," appears inconsistent with your statement at page 6 that the "Company does not have any current arrangement or commitment for financing or acquisitions." Please provide clarifying disclosure.

4.   If true, at each place that you discuss the blank check preferred, make clear that you intend to promptly issue a new series of convertible preferred shares.

5.   In that regard, include the material terms of the agreement with Longview Fund L.P. regarding the restructuring of your current debt and future draw downs. Also disclose your current intentions to issue preferred stock to Longview Fund L.P. or any other entity.

6.   Provide financial statements and the other disclosure that Item 13 of Schedule 14A requires, insofar as you are authorizing or issuing blank check preferred and series A convertible preferred stock "otherwise than for exchange" for your outstanding securities. See Item 11 of Schedule 14A.

Annex A

7.   Reconcile the language in "Second" of your Certificate of Amendment, that states that there was a special meeting of the stockholders, with the disclosure throughout the rest of your Schedule 14C, that states that shareholder approval will be taken pursuant to written consent.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Donald E. Vandenberg
Sonterra Resources, Inc.
September 24, 2008
Page 3

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

      Sincerely,

      H. Roger Schwall
      Assistant Director

cc: T. Levenberg
  J. Madison

  <u>via facsimile</u>
  Gary Lancaster
  (281) 361-8525